UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing AGM Statement




25 April 2003


                              AGM: Trading Update


Pearson, the international media company, is today providing an update on current trading at its Annual General Meeting.

Pearson generates most of its revenues and almost all of its profits in the second half of the year. The increased economic uncertainty caused by the war in Iraq has had an impact on current trading, especially at our business newspapers, where advertising revenues have fallen significantly in recent weeks. At this stage our other businesses are progressing in line with our expectations and outperforming their markets.

The outlook for our major businesses is:

Pearson Education's profits are expected to benefit from growth in our school and college publishing businesses, reduced losses from our internet and corporate training operations and lower integration costs.

In our School business (27% of Pearson's total revenues in 2002) we are performing well in the major US state adoptions and we expect to grow ahead of the market this year. A number of states are finalising their budgets, which will shape the overall size of the market this year and may mean some purchases are deferred into the second half.

Our Higher Education business (18% of revenues) has made a good start to the year and continues to grow faster than its market. We are benefiting from a strong publishing schedule, positive enrolment trends and our lead in custom publishing and in technology.

Our Professional education operations (18% of revenues) are benefiting from a strong pipeline of government contracts but will be affected, as expected, by the absence of the one-off TSA contract and by the continued recession in technology publishing.

At the FT Group (17% of revenues), advertising revenues at our business newspapers have deteriorated significantly in the last month. Advertising revenues at the Financial Times newspaper are down 18% in the year to date and the outlook remains uncertain. If advertising continues at the levels we've seen in the year to date, FT Group profits would be lower than current market expectations but still ahead of last year.

At the Penguin Group (19% of revenues), profits are expected to benefit from continued progress at Dorling Kindersley and another strong publishing schedule, which this year is more heavily weighted to the second half of the year.

Pearson will report its interim results on 28 July 2003.


Ends


Note to editors

Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at 12 noon.


For more information           Luke Swanson            + 44 (0) 20 7010 2313




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 25 April 2003

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary